KAELAND RESOURCES CORPORATION

4755 Caughlin Parkway, Suite A

Reno, Nevada 89519

December 2, 2013

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Christian Windsor

Re:	Kaeland Resources Corporation
Registration Statement on Form 10
File No. 000-55043

Dear Mr. Windsor:

Kaeland Resources Corporation (“we” or the “Company”) submits this letter in response to the comment from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated November 26, 2013 regarding the above referenced document. The Staff’s comment, repeated in bold below, is followed by the Company’s response. Please note that we filed an amended registration statement on November 26, 2013 (the “Amended Form 10”).

Amendment No. 1 to Registration Statement on Form 10

Management’s Discussion and Analysis… page 11

1.	We note your response to our previous comment 7 in our letter dated October 10, 2013. Please include the language from your response letter in an amended Form 10.

Response #1

Per your comment, we have included the referenced language in the MD&A section of the Amended Form 10. The added language can be found just above the caption “Off-Balance Sheet Arrangements” on page 12.

Should you require further clarification or if we can be of any further assistance, please contact the undersigned, at (775) 827-2312.

Sincerely,

/s/ Marty Weigel

Marty Weigel

President, Treasurer and Director

Kaeland Resources Corporation